FORM 51-102F3

Securities Act

MATERIAL CHANGE REPORT
UNDER SECTION 7.1 (1) OF NATIONAL INSTRUMENT 51-102

Item 1.	Name and Address of Company

TAG Oil Ltd.
Suite 1407 – 1050 Burrard Street
Vancouver, B.C. V6Z 2S3

Item 2.	Date of Material Change

July 4, 2008

Item 3.	News Release

On July 4, 2008, TAG issued a press release relating to the material change report. The press release was distributed through Canada Newswire.

Item 4.	Summary of Material Change

July 4, 2008, TAG Oil announces that the drilling of the Cheal A6 well reached a total depth of 1930 meters on June 26th, 2008. It was determined to be uneconomic to complete.

The Cheal Joint Venture agreed to plug and abandon and set a whipstock plug at 1359 meters and kick off a side track well to a targeted location approximately 150 meters to the south of the original A6 penetration. This Cheal A6ST was drilled to a total depth of 1936 meters on July 2nd, 2008. After evaluation of all subsurface data the Joint Venture has agreed to plug and abandon the A6ST well as a sub-commercial hydrocarbon discovery. A new whipstock plug will be set in the wellbore and the rig will now commence drilling the Cheal A7 well from the same surface location.

Item 5.	Full Description of Material Change

July 4, 2008, TAG Oil Ltd., announces that the drilling of the Cheal A6 well reached a total depth of 1930 meters on June 26th, 2008. The well intercepted an oil bearing MM3 Formation as planned at approximately 1818 meters measured depth, but the net sand interval was interpreted as thinner than prognosed and would be uneconomic to complete.

The Cheal Joint Venture (Austral Pacific Energy Ltd. 69.5% and TAG Oil Ltd. 30.5%) agreed to plug and abandon the MM3 zone in this well bore, set a whipstock plug at 1359 meters and kick off a side track well to a targeted location approximately 150 meters to the south of the original A6 penetration. This location was interpreted from the Brecon 3-D seismic data set to have thicker net sands, although slightly closer to the regional oil/water contact. Cheal A6ST was drilled to a total depth of 1936 meters on July 2nd, 2008 and intercepted the targeted MM3 sands as prognosed, well above the regional

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oil/water contact. After evaluation of all subsurface data the Joint Venture has agreed to plug and abandon the A6ST well as a sub-commercial hydrocarbon discovery. A new whipstock plug will be set in the wellbore and the rig will now commence drilling the Cheal A7 well from the same surface location. The Cheal A6 and A6ST wells were targeting a separate lobe of sand from the main Cheal “A” Pool while Cheal A7 is a step-out well targeting an extension of the same pool containing the successful Cheal A3 and A4 wells.

Forward Looking Statements: Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of TAG Oil. Actual results may vary materially from the information provided in this release. As a result there is no representation by TAG Oil that the actual results realized in the future will be the same in whole or in part as those presented herein. Actual results may differ materially from the results predicted, and reported results should not be considered as an indication of future performance. Factors that could cause actual results to differ from those contained in the forward-looking statements, are set forth in, but are not limited to, filings that the Company and its independent evaluator have made, including the Company's most recent reports in Canada under National Instrument 51-102 and in the United States under Forms 20-F and 6K.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

None

Item 8.	Executive Officer

The following senior officer of TAG is knowledgeable about the material change and may be contacted by any of the Securities Commissions in respect of the change. Garth Johnson, CEO (604) 609-3350

Item 9.	Date of Report

July 4, 2008